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10045482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

November 10, 2009

Act	34 (Exchange)
Section	Various
Rule	Rules 101 & 102 of Regulation M; 10b-17
Public Availability	11/10/2009

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: **PIMCO ETF Trust Actively Managed Fixed Income Exchange Traded Fund ("ETF")**
<u>File No. TP 10-06</u>

Dear Mr. McGuire:

In your letter dated November 10, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), PIMCO ETF Trust (the "Trust") on behalf of itself, the New Series, any national securities exchange or national securities association on or through which the exchange traded shares of each of the New Series ("Shares") may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptive, interpretive, or no-action relief regarding, Rule 10b-17 under the Securities Exchange Act of 1934, as amended ("Exchange Act") and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units, as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on November 14, 2008 as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust is seeking to launch five new series, the New Series, described as follows. The PIMCO Enhanced Short Maturity Fund seeks maximum current income, consistent with preservation of capital and daily liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The PIMCO Government Limited Maturity Strategy Fund seeks maximum current income, consistent with preservation of capital and daily liquidity by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government sponsored enterprises. The PIMCO Intermediate Municipal Bond Strategy Fund seeks attractive tax-exempt income, consistent with preservation of capital by investing under normal circumstances at least 80% of its assets in a diversified portfolio of debt securities whose interest is exempt from federal income tax. The PIMCO Prime Limited Maturity Strategy Fund seeks maximum current income, consistent with preservation of capital and daily liquidity by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income securities of varying maturities. The PIMCO Short Term Municipal Bond Strategy Fund seeks attractive tax-exempt income, consistent with preservation of capital by investing under normal circumstances at least 80% of its assets in a diversified portfolio of debt securities whose interest is exempt from federal income tax. While the New Series will not seek to track the performance of an underlying index, the New Series will otherwise operate in the same manner as index-based ETFs. In your letter, you also represent the following:

- Shares of each of the New Series will be issued by an open-end management investment company that is registered with the Commission;

- Each of the New Series will continuously redeem, at net asset value ("NAV"), Creation Unit Aggregations of 50,000 Shares, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of each of the New Series will be listed and traded on an Exchange;

- No security (excluding a Treasury Security) held by a New Series will represent more than 30% of the weight of each of the New Series, and the five highest weighted component securities held by a New Series' portfolio (excluding a Treasury Security) will not in the aggregate account for more than 65% of the assets of each of the New Series;

- Each New Series will invest a substantial portion of its assets in (1) non-convertible fixed income securities that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade, or, if unrated, determined by PIMCO to be of comparable quality; and (2) investment companies that invest solely in non-convertible fixed income securities and that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade;

- On each Business Day before commencement of trading in Shares on the Exchange, the New Series will make available on their website the identities and quantities of the securities and other assets held by each of the New Series which will form the basis for their calculation of NAV at the end of the Business Day; and

- The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the Portfolio Securities to be used in calculating the NAV of each of the New Series at the end of the Business Day.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at NAV Creation Unit size aggregations of the Shares of each of the New Series, and the secondary market price of the Shares of each of the New Series should not vary substantially from the NAV of such Shares, which is based on the value of the portfolio securities and the other assets held by each of the New Series, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the New Series thus permitting persons who may be deemed to be participating in a distribution of Shares of each of the New Series to bid for or purchase such Shares during their participation in such distribution.[1]

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the New Shares and the receipt of Portfolio Securities in exchange therefor by a participant in a distribution of Shares of the New Shares would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at NAV Creation Units of Shares of each of the New Series, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the New Series, thus permitting the New Series to redeem Shares of each of the New Series during the continuous offering of such Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

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[2] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the New Series. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

The foregoing interpretive advice regarding Rules 101 and 102 of Regulation M and exemption from Rule 10b-17 are based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares of each of the New Series under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing interpretive advice regarding Rules 101 and 102 of Regulation M and exemption from Rule 10b-17 are subject to the condition that such transactions in Shares of each of the New Series, Portfolio Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These interpretations and exemption are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these interpretations and exemption are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these interpretations and exemption.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Trading and Markets,
pursuant to delegated authority,

Josephine A. Tao
Assistant Director

Attachment

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 17 2009
DIVISION OF TRADING & MARKETS

W. John McGuire
Partner
202.739.5654
wjmcguire@MorganLewis.com

November 10, 2009

Ms. Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request by Actively Managed Fixed Income Exchange Traded Fund for Exemptive, Interpretive or No-Action Relief from Rule 10b-17, and Rules 101 and 102 of Regulation M, promulgated under the Securities Exchange Act of 1934.

Dear Ms. Tao:

The PIMCO ETF Trust (the "Trust") is an open-end series management investment company organized on November 14, 2008 as a Delaware statutory trust. The Trust is currently comprised of 24 portfolios, and it expects to launch on or after November 13, 2009 the following five new series (the "New Series"): PIMCO Enhanced Short Maturity Strategy Fund, PIMCO Government Limited Maturity Strategy Fund, PIMCO Intermediate Municipal Bond Strategy Fund, PIMCO Prime Limited Maturity Strategy Fund and PIMCO Short Term Municipal Bond Strategy Fund.

The Trust on behalf of itself, the New Series, and any national securities exchange or national securities association on or through which the shares subsequently trade (each such market being an "Exchange"), and persons or entities engaging in transactions in shares issued by the New Series ("Shares"), as applicable, requests that the Securities and Exchange Commission (the "Commission" or the "SEC") grant exemptive, interpretive or no-action relief from Rule 10b-17

Morgan Lewis
COUNSELORS AT LAW

under the Securities Exchange Act of 1934 (the "Exchange Act"), and Rules 101 and 102 of Regulation M, in connection with secondary market transactions in Shares and the creation and redemption of aggregations of Shares ("Creation Units"), as discussed below.

The Trust intends to issue and redeem Shares of the New Series in Creation Units of at least 50,000 Shares. The Trust has filed a post-effective amendment to a registration statement on Form N-1A and has applied to have the Shares listed on the New York Stock Exchange ("NYSE"). The Trust is overseen by a board of trustees (the "Board") that will maintain the composition requirements of Section 10 of the Investment Company Act of 1940, as amended (the "1940 Act"). Prior to commencing operations, the New Series will have adopted fundamental policies consistent with the 1940 Act and be classified as "diversified" under the 1940 Act. The New Series intend to maintain the required level of diversification, and otherwise conduct their operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

The SEC staff ("Staff) has previously issued relief identical to that requested herein to actively-managed exchange-traded funds ("ETFs")[1], to index-based ETFs which are funds of

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1 *See* Letter from Josephine Tao to Grail Advisors ETF Trust dated April 30, 2009 (the "Grail Letter"). Letter from Josephine Tao to Wisdom Tree Trust, dated May 9, 2008 (the "Wisdom Tree Letter"). In the WisdomTree Letter, the Staff stated that it has repeatedly expressed its views on Exchange Act Section 11(d)(1) and Exchange Act Rules l0b-l0, lldl-2, 15cl-5 and 15cl-6 with respect to ETFs that are not tied to an index. The Staff stated that it therefore would not respond to requests for relief under Section 11(d)(1) or Rules 10b-10, 11dl-2, 15c1-5, and 15c1-6 relating to ETFs that are not managed to track a particular index unless they present novel or unusual issues. Because the Trust does not believe that the creation, redemption, listing or trading of Shares should present any novel or unusual issues, the Trust does not request relief from Section 11(d)(1) or Rules 10b-l0, 11d1-2, l5cl-5 and 15cl-6 under the Exchange Act. As indicated below, the Board has authorized a Distribution and Service Plan ("Plan") pursuant to Rule 12b-l under the 1940 Act, but no such fee is currently being paid by the New Series and the Board has not approved any payments for the current fiscal year. We understand that the exemptive and no-action relief under Section 11(d)(1) would not be available to any broker-dealer that received 12b-1 fees under the Plan. *See* Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA Letter").

Morgan Lewis
COUNSELORS AT LAW

ETFs,[2] as well as index-based ETFs, listed and traded on a national securities exchange which meet certain conditions.[3] The Grail and Index IQ Letters provided relief specific to the funds described therein and, therefore, the Trust and the New Series are not entitled to rely on those letters for relief. Further, because the New Series is not an index-based ETF, it is not entitled to rely on the relief previously provided to index-based ETFs. The Trust and New Series note, however, that their proposal—the creation and issuance by an actively-managed investment company of shares that individually trade on an Exchange, but that can only be purchased from and redeemed with the issuing investment company in large aggregations—is no longer novel. The Commission has in the past sixteen years considered and approved many similar proposals. Some of the index-based products for which relief has been granted have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the index-based products have been so embraced by investors that they are routinely among the highest volume securities on the exchanges on which they trade.[4]

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2 *See* Letter from Josephine Tao to Index IQ ETF Trust, dated March 25, 2009(the "Index IQ Letter").

3 *See* Letter from James A. Brigagliano to Benjamin J. Haskin regarding Fixed Income Exchange-Traded Funds dated April 9, 2007; Letter from James A. Brigagliano to Power-Shares Exchange-Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds dated October 24, 2006; SIA Letter; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001. *See also* Letter from Josephine Tao regarding Combination Exchange-Traded Funds, dated June 27, 2007.

4 The SEC has previously granted exemptive or no-action relief under Rules 10a-1, 10b-6, 10b-7, 10b-10, 10b-13, 10b-17, 11d1-2, 15c1-5, 15c1-6 and Regulation M under the Exchange Act similar to that requested here. *See e.g.,* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to trading of SPDR Trust, Series *1;* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James Brigagliano, Assistant

Morgan Lewis
COUNSELORS AT LAW

The New Series, like the fund described in the Grail Letter (the "Grail Fund"), differ from such index-based ETFs to the extent that the New Series are "actively managed." As discussed below, however, like the Grail Fund, the New Series' portfolios will be fully transparent and thereby permit arbitrage activity to the same extent as index-based ETFs. In all other material respects, the New Series will operate in the same manner as prior ETFs. Therefore, while the New Series are actively managed, we do not believe that this raises any significant new regulatory issues.[5]

In connection with this request, the Trust represents as follows:

- Shares of the New Series will be issued by an open-end management investment company that is registered with the Commission;
- The New Series will issue and redeem, at net asset value ("NAV"), Creation Units of at least 50,000 Shares, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq 100 Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James Brigagliano, Assistant Director,- Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw dated October 21, 2002 with respect to the trading of the Fresco' Index Shares Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

5 *See* Letter from James A. Brigagliano to Stuart M. Strauss regarding PowerShares Actively Managed Exchange Traded Fund Trust dated April 4, 2008.

- Shares of the New Series will be listed and traded on an Exchange;
- No security (excluding a Treasury Security) held by a New Series will represent more than 30% of the assets of a New Series, and the five largest positions held by a New Series' portfolio (excluding a Treasury Security) will not in the aggregate account for more than 65% of the assets of the New Series;
- Each New Series will invest a substantial portion[6] of its assets in (1) non-convertible fixed income securities that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade, or, if unrated, determined by the New Series' investment adviser to be of comparable quality; and (2) investment companies that invest solely in non-convertible fixed income securities and that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade; and
- The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association the sum per share of the current value of the securities and other assets, including cash, (collectively, "Portfolio Securities"), to be used in calculating the NAV of a New Series at the end of the Business Day.

The New Series and Their Investment Objectives

Pacific Investment Management Company LLC ("PIMCO") will serve as investment adviser to the New Series. The New Series' investment objectives are as follows:

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6 For more information about the assets in each New Series, see "The New Series and Their Investment Objectives," immediately below.

The PIMCO Enhanced Short Maturity Fund seeks maximum current income, consistent with preservation of capital and daily liquidity. This fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards.[7] This fund's remaining assets may include, among other instruments, repurchase agreements on fixed income instruments and shares of investment companies which invest in fixed income instruments. This fund primarily invests in U.S. dollar-denominated investment grade debt securities, rated Baa or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.

The PIMCO Government Limited Maturity Strategy Fund seeks maximum current income, consistent with preservation of capital and daily liquidity. This fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government sponsored enterprises. This fund's remaining assets may include, among other instruments, corporate debt securities, bank certificates of deposit and repurchase agreements on fixed income instruments. This fund's investments in fixed income instruments are limited to those of investment grade U.S. dollar-denominated securities of U.S. issuers that are rated Aa or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.

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7 The representations made in this letter will remain accurate notwithstanding the percentage of assets of any New Series which may be represented by forwards.

The PIMCO Intermediate Municipal Bond Strategy Fund seeks attractive tax-exempt income, consistent with preservation of capital. This fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax. This fund's remaining assets may include, among other instruments, securities issued by the U.S. government, corporate debt securities and shares of investment companies which invest in tax-exempt securities. This fund may only invest in U.S. dollar-denominated debt securities that are rated Baa or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.

The PIMCO Prime Limited Maturity Strategy Fund seeks maximum current income, consistent with preservation of capital and daily liquidity. This fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income securities of varying maturities. This fund's remaining assets may include, among other instruments, repurchase agreements on fixed income instruments and shares of investment companies which invest in fixed income instruments. This fund primarily invests in U.S. dollar-denominated investment grade debt securities, rated A or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.

The PIMCO Short Term Municipal Bond Strategy Fund seeks attractive tax-exempt income, consistent with preservation of capital. This fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax. This fund's remaining assets may include, among other instruments, securities issued by the U.S. government, corporate debt securities and shares of investment companies which invest in tax-exempt securities. The fund may only invest in U.S. dollar-denominated debt securities that are rated Baa or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.

Availability of Information

On each day the New Series are open (a "Business Day")[8], before commencement of trading in Shares on the Exchange, the New Series will make available on their website the identities and quantities of the securities and other assets held by the New Series that will form the basis for their calculation of net asset value ("NAV") at the end of the Business Day. The website and information will be publicly available at no charge. See also "Sales of ETF Shares" below describing the daily disclosure of In-Kind Creation Securities and "Calculation of Intraday Indicative Value" below.

8 A Business Day is any day on which the Exchange is open for business.

Sales of ETF Shares

Allianz Global Investors Distributors LLC, a registered broker-dealer under the Exchange Act and member of the Financial Industry Regulatory Authority ("Distributor"), acts on an agency basis as the New Series' principal underwriter, as defined in the 1940 Act. The New Series will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. Shares generally will be purchased in Creation Units for cash.[9] The New Series will issue and sell Shares on any Business Day. The NAV will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each Business Day.

In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares may be purchased in Creation Units on an in-kind basis. The decision to permit in-kind purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and PIMCO believed such method would substantially minimize the consequences of portfolio turnover, including anticipated brokerage expenses.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a New Series when investors purchase or redeem Creation Units, it will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a New Series permits a cash purchaser to include securities on an in-kind basis

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9 The New Series reserve the right to require Creation Units to be purchased in exchange for the deposit, by the purchaser, of a particular portfolio of securities ("In-Kind Creation Securities"), designated by PIMCO, together with the deposit or refund of a specified cash payment, as the case may be (a "Fund Deposit"). The New Series also reserve the right to require Creation Units to be purchased on a combination cash and in-kind basis.

instead of cash, the purchaser may be assessed a lower Transaction Fee to reflect the avoided cost of purchasing those securities. The Transaction Fee is designed to protect the continuing shareholders of a New Series against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. The Transaction Fees will be fully disclosed in the New Series' prospectus ("Prospectus") and the method of calculating these Transaction Fees will be fully disclosed in the statement of additional information ("SAI"). Transaction Fees will be limited to amounts that have been determined by PIMCO to be appropriate and will take into account transaction costs associated with the relevant In-Kind Creation Securities. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

State Street Bank & Trust Co. ("Custodian" or "Transfer Agent") will be the New Series' custodian and transfer agent and the Custodian, in consultation with the PIMCO, will make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each In-Kind Creation Security that would be included in the current Fund Deposit, assuming purchases were being made on an in-kind basis, (based on information at the end of the previous Business Day) for a New Series and the cash value ("Cash Value") of the Fund Deposit. Such Cash Value will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units until such time as the next-announced Fund Deposit composition and Cash Value is made available.

Creation Units may be purchased through orders placed to the Distributor through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Distributor, with respect to creations and redemptions of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Trust. Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Clearing Process") or (2) deposit the Cash Value with the Trust "outside" the Clearing Process through the facilities of DTC as described in the SAI.

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the "Closing Time") on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares, as next determined on such date. In the case of custom orders,[10] the order must be received by the Distributor no later than one hour prior to Closing Time. The Trust and the Distributor reserve the absolute right to reject or revoke acceptance of any order to purchase Creation Unit(s) transmitted to it with respect to a New Series if, for example, (i) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of such Fund; (ii) acceptance of the Fund Deposit would have certain adverse tax consequences to such New Series; (iii) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (iv) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or PIMCO, have an adverse effect on the Trust or the rights of beneficial owners of such New Series; or (v) in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or PIMCO make it for all practical purposes impossible to process creation orders. Examples of such circumstances include acts of God; public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, PIMCO, the Distributor, DTC, NSCC's Continuous Net Settlement System, Federal Reserve, the Transfer Agent or any other participant in the creation process, and other extraordinary events. The Trust and PIMCO

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[10] When and if a New Series is permitting Creation Units to be purchased on an in-kind basis, a custom order may be placed by an Authorized Participant in the event that an additional amount of cash is added to replace any In-Kind Creation Security, for example, which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which the Authorized Participant is acting. On days when the Exchange closes earlier than normal, the New Series may require custom orders for Creation Units to be placed earlier in the day.

believe that order rejections will be so infrequent that their occurrence will have no material impact on any deviation between a New Series' market price and its NAV.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

An entity purchasing Creation Units may use the Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Cash Value or In-Kind Creation Securities, if applicable, to the Trust, along with the appropriate Transaction Fee.[11] Upon the deposit of such Cash Value or In-Kind Creation Securities, if applicable, in payment for such Creation Units placed through the Distributor, Shares will be delivered to the purchaser thereof.

Subject to the conditions that: (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor's behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Value or the Fund Deposit and

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11 When and if a New Series is permitting Creation Units to be purchased on an in-kind basis, an entity purchasing Creation Units "outside" the Clearing Process will be using a manual line-by-line position movement of each In-Kind Creation Security and hence may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Clearing Process. The higher Transaction Fee will be disclosed in the Prospectus and calculated in the manner disclosed in the SAI. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor, Shares will be delivered to the purchasers thereof.

any other cash amounts which may be due, the Trust will accept the order, subject to its right (and the right of PIMCO) to reject any order for the reasons discussed above.[12]

Once the Trust has accepted an order, upon the next determination of the NAV per Share, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

Distributor

The Distributor will distribute Shares on an agency basis exclusively in Creation Units, and it will not maintain a secondary market in the Shares. The Exchange will designate one or more member firms to act as a market maker and maintain a market for Shares traded on that Exchange. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a New Series. The Distributor may enter into selected dealer agreements with other broker-dealers or other qualified financial institutions for the sale of Creation Units of Shares ("Soliciting Dealers"). Such Soliciting Dealers may also be a participant in DTC.

Redemption of Shares

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a New Series. Shares

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12 *See* text following note 10

generally will be redeemed in Creation Units in exchange for a particular portfolio of securities[13] ("In-Kind Redemption Securities").[14] The Trust will redeem Shares of a New Series on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act. Redemption requests must be received by the Closing Time on a given Business Day to be redeemed that day, and custom redemptions[15] must be received at least one hour prior to the Closing Time. The Custodian will make available immediately prior to the opening of business on the Exchange on each Business Day, the list of In-Kind Creation Securities (the "Creation List") and any cash amount,[16] assuming purchases are being made on an in-kind basis, and the Cash Value which will be applicable to a purchase and the list of In-Kind Redemption Securities (the "Redemption List") that will be applicable to redemption requests received in proper form on that day.

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[13] The New Series reserve the right to redeem Creation Units for cash or a combination of cash and securities.

[14] The New Series will comply with the federal securities laws in accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities, including that the In-Kind Creation Securities and In-Kind Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). In accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the New Series will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted In-Kind Redemption Securities. The Prospectus for the New Series will also state that an Authorized Participant that is not a "qualified institutional buyer," as such term is defined under Rule 144A of the 1933 Act, will not be able to receive New Series securities that are restricted securities eligible for resale under Rule 144A.

[15] Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash, for example to replace any In-Kind Redemption Securities which may not be eligible for trading by such Authorized Participant or the investor for which the Authorized Participant is effecting the transaction.

[16] See note 9, *supra*.

Morgan Lewis
COUNSELORS AT LAW

The New Series will have the right to make a redemption payment in cash, in-kind or a combination of each, provided the value of the payment equals the NAV of the Creation Unit being redeemed. At the discretion of a New Series, a beneficial owner might also receive the cash equivalent of an In-Kind Redemption Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities. The Trust currently contemplates that, unless cash redemptions are available or specified for a New Series, the redemption proceeds for a Creation Unit generally[17] will consist of In-Kind Redemption Securities plus or minus a "Cash Redemption Amount" as the case may be (collectively, an "ETF Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the In-Kind Redemption Securities. A redeeming investor will pay Transaction Fees calculated in the same manner as Transaction Fees payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a New Series by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the New Series.

Creation Units may be redeemed through the Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Clearing Process, except that redemption requests are made directly to the New Series through the Trust's Transfer Agent, and are not made through the Distributor. Creation Units may also be redeemed

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17 The New Series reserve the right to redeem Creation Units for cash or a combination of cash and securities.

outside the Clearing Process; however, a higher Transaction Fee may be charged. [18] As discussed above, a redeemer will pay a Transaction Fee to offset the New Series' trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the In-Kind Redemption Securities from its account to the account of the redeeming investor. A redeemer receiving cash in lieu of one or more In-Kind Redemption Securities may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such In-Kind Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units on a cash basis as described above and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

A redemption request outside the Clearing Process will be considered to be in proper form if: (i) a duly completed request form is received by the Transfer Agent from the Authorized

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18 To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of a New Series, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral having a value (marked to market daily) at least equal to 115% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any collateral shall be in the form of U.S. dollars in immediately-available funds and shall be held by the Transfer Agent and marked to market daily, and that the fees of the Transfer Agent in respect of the delivery, maintenance and redelivery of the collateral shall be payable by the Authorized Participant. The Authorized Participant's Participant Agreement will permit the Trust, on behalf of the New Series, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such Shares and the value of the collateral.

Participant on behalf of itself or another investor for whom the Authorized Participant is transacting at a time specified by the Trust, (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request, and (iii) all other procedures set forth in the Participant Agreement are properly followed. As discussed above, in certain circumstances, a New Series in its discretion may require or permit cash to be substituted for an In-Kind Redemption Security.

Depository Trust Company

DTC serves as securities depository for the Shares. The Shares may be held only in book-entry form. DTC, or its nominee, is the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants ("DTC Participants") (i.e., securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations), some of whom (and/or their representatives) own DTC. Beneficial owners of Shares are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

Accordingly, to exercise any rights as a holder of Shares, each beneficial owner must rely on the procedures of: (i) DTC; (ii) DTC Participants; and (iii) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

Calculation of Intraday Indicative Value

The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis the current value of the Portfolio Securities to be used in calculating the NAV of a New Series at the end of the Business Day. None of the Trust, PIMCO or the Distributor is involved in or responsible for the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

The Trading Market

The Shares will be listed and traded on the Exchange. Shares will be freely tradable on the Exchange throughout the trading session. The price of Shares trading on the Exchange will be based on a current bid/offer market. The trading market on the Exchange affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time during the trading day. This combination of intraday liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should and historically have proven to mitigate pricing inefficiencies. Indeed, the high degree of historical and expected correlation between ETFs' NAVs and their share prices contrasts with the case of shares of closed-end funds, which, not having the ability to create and redeem at the fund level, typically trade at a material discount (or premium) to their underlying NAVs.

We believe that, like the funds in the Grail and IQ Trust Letters, the New Series will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While we recognize that the potential for more significant deviations between a security's bid/ask price average and NAV exists with actively-managed ETFs, such deviations should not arise here, because a New Series' portfolio holdings will be fully transparent. [19] As noted previously, on each Business Day before commencement of trading in Shares on the Exchange, a New Series will disclose on its website the identities and quantities of the Portfolio Securities that will form the basis for the calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge. Under accounting procedures followed by the New Series, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, a New Series will be able to disclose at the beginning of each Business Day the Portfolio Securities that will form the basis for the NAV calculation at the end of the same Business Day, whether or not PIMCO makes trades for the portfolio during that Business Day. Since market participants will be aware at all times of a New Series' Portfolio Securities that will form the basis for the NAV calculation, the risk of significant deviation between NAV and market price is similar to that which exists in the case of index-based ETFs.

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19 The Board has authorized a Plan pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by the New Series and the Board has not approved any payments for the current fiscal year, We believe, if such fees are paid in the future, that such payments would not create more than *de minimis* additional deviations between the NAV and the market price of Shares.

Rule 101 of Regulation M

Subject to certain enumerated exceptions, Rule 101 of Regulation M prohibits a "distribution participant," in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. We note that Rule 100(b) of Regulation M defines "distribution" for purposes of such Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while, to the extent the New Series allow Creation Units to be purchased on an in-kind basis, broker-dealers that tender In-Kind Creation Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares generally will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia,* redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust *is* registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering a Creation Unit number of Shares, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in paragraph (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be purchased for cash, in-kind or a combination thereof, and Shares in Creation Units may be redeemed, in-kind for cash or a combination thereof, at NAV, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of Shares should not vary substantially from the NAV of Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-ended nature of the New Series, any significant disparity between the market price of the Shares and NAV should be eliminated by arbitrage activity. Because their NAV is largely determined based on the market value of the Portfolio Securities, neither the creation nor redemption of Shares, nor purchases or sales of Shares in the secondary market, will impact the NAV, and such transactions should not have a significant impact on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a Portfolio Security of the New Series to tender Shares for redemption in Creation Units and to receive as part of redemption proceeds the In-Kind Redemption Securities of a New Series.

The Trust requests, in this regard, that the Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of In-Kind Redemption Securities upon redemption does not constitute a bid for, or purchase of, any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for In-Kind Redemption Securities as described above.

Redemption entails no separate bid for any of the In-Kind Redemption Securities. Absent unusual circumstances, the Trust will not purchase In-Kind Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the In-Kind Redemption Securities. The Trust believes that the purchase of In-Kind Redemption Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to significantly affect Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

Rule 102 of Regulation M

The Trust also requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units and, for the reasons previously stated under our request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of Rule 102.

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a security in a New Series' portfolio during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares at NAV in consideration principally for In-Kind Redemption Securities does not involve the abuses that Rule 102 was intended to prevent.

Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that redemption is subject to the minimum condition of tendering a Creation Unit number of Shares, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the New Series. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are substantially similar to those actions that the Commission and the Staff have taken in similar circumstances, most notably in the Grail and IQ Trust Letters. Should you have any questions please call me at (202) 739-5654 or my colleagues Michael Berenson at (202) 739-5450 or Katy Courtney at (202) 739-5674.

Very truly yours,

W. John McGuire

W. John McGuire

cc: Bradley Gude
Michael Berenson
Katy Courtney

132-02699